SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PACKETEER, INC.

(Name of subject company (Issuer))

BLUE COAT SYSTEMS, INC.

COOPER ACQUISITION, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	695210104
(Title of classes of securities)	(CUSIP number of common stock)

Brian M. NeSmith

President and Chief Executive Officer

BLUE COAT SYSTEMS, INC.

420 North Mary Avenue

Sunnyvale, California 94085

(408) 220-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

William M. Kelly, Esq.

Sarah K. Solum, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Blue Coat Announces Agreement to Acquire Packeteer

We are pleased to inform you that yesterday, Blue Coat Systems, Inc. announced its entry into an agreement to acquire Packeteer, Inc, a leader in WAN optimization and WAN traffic prioritization technologies.

We believe that the acquisition will provide substantial benefits to our channel partners. Both Blue Coat and Packeteer have a history of delivering leading WAN performance technologies with extensive reliance on their worldwide channel networks. The acquisition will allow Blue Coat to add the PacketShaper product line to its family of products and to investigate additional technologies for inclusion in Blue Coat products to create even more compelling products and to drive further sales. For instance, we plan to integrate Packeteer’s advanced QoS functionality and application identification into Blue Coat® ProxySG® appliances.

The acquisition should provide our channel partners with immediate cross-selling sales opportunities and additional revenue from sales of the PacketShaper product family, while extending the Blue Coat name and its leadership in the WAN optimization market.

The transaction is subject to customary closing conditions, and is expected to close in the next six to eight weeks. We will keep you apprised of further developments.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF COMMON STOCK OF PACKETEER, INC. WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT BLUE COAT INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, PACKETEER STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, PACKETEER STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM BLUE COAT SYSTEMS, INC.